UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

Equus Total Return, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

294766100

(CUSIP Number)

Michael Tokarz

287 Bowman Avenue

Suite 331

Purchase, NY 10577

(914) 701-0310

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [    ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 294766100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Tokarz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,172,237
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,172,237
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,172,237
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.001 per share (the “Common Stock”) of Equus Total Return, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 700 Louisiana Street, 48th Floor, Houston, TX 77002.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed by Michael Tokarz.

(b)	Mr. Tokarz’s business address is 287 Bowman Avenue, Suite 331, Purchase, NY 10577.

(c)	Mr. Tokarz is the Chairman and Chief Executive Officer of the Tokarz Group Advisors LLC, a private equity investment firm whose address is 287 Bowman Avenue, Suite 331, Purchase, NY 10577.

(d)	During the last five years, Mr. Tokarz has not been convicted in any criminal proceeding.

(e)

During the last five years, Mr. Tokarz was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which as a result of such proceeding Mr. Tokarz was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Tokarz is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Considerations

Mr. Tokarz purchased the shares of the Issuer’s Common Stock being reported on this statement on Schedule 13D for an aggregate amount of $7,454,102.68, excluding brokerage commissions, using his personal funds.

Item 4.	Purpose of Transaction

Mr. Tokarz acquired the shares to which this Schedule 13D relates in the ordinary course of business for investment purposes. He is supportive of the efforts of the senior management of the Issuer, which have generated, an in his view, will continue to generate significant shareholder value. Mr. Tokarz intends to review the performance of his investment in the Issuer from time to time. Depending on various factors, including the business, prospects and financial position of the Issuer, the current and anticipated future price levels of the Common Stock, the conditions in the securities markets and general economic and industry conditions, as well as the other investment opportunities available him, Mr. Tokarz will take such actions with respect to his investment in the Issuer as he deems appropriate in light of the circumstances existing from time to time, including without limitation, engaging in communications with management and the board of directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and Mr. Tokarz’s investment. Mr. Tokarz may purchase additional equity in the Issuer or may, and hereby reserve the right to, dispose of some or all of his holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions. Other than as described above, as of the date of the filing of this statement on Schedule 13D Mr. Tokarz has no plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although he reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

(a)

Mr. Tokarz beneficially owns 3,172,237 shares of the Issuer’s Common Stock which represents approximately 23.5% of the 13,518,146 shares of the Issuer’s outstanding Common Stock as of August 13, 2021 as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2021.

(b)	Mr. Tokarz has the sole power to vote and dispose of 3,172,237 shares of the Issuer’s Common Stock.

(c)

On September 29, 2021, Mr. Tokarz purchased 1,844,259 shares of the Issuer’s Common Stock at a purchase price of $2.40 per share through a private sale of the securities which was transacted via the Depository Trust Company system.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 4, 2021
Dated

/s/ Michael Tokarz
Signature

Michael Tokarz
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).